UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No.   )

Under the Securities Exchange Act of 1934

ZOOZ Power Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.00025
(Title of Class of Securities)

M2573A106
(CUSIP Number)

ZOOZ Power Ltd.

4B Hamelacha St.

Lod 7152008

Israel

+972 (8) 6805566

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 4, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M2573A106

1.	Names of reporting persons Fang Zheng
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,614,800 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,614,800 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each reporting person 2,614,800 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.67%(2)
14.	Type of reporting person (See Instructions) IN

(1)	Represents (i) 150,000 ordinary shares, par value NIS 0.00025 per share (“Ordinary Shares”), of ZOOZ Power Ltd., an Israeli company (“the “Issuer”) held by Fang Zheng, (ii) 2,219,550 Ordinary Shares held by Keyarch Global Sponsor Limited (the “Sponsor”), and (iii) 245,250 Ordinary Shares issuable upon the exercise of private warrants of the Issuer (the “Warrants”) held by the Sponsor. The Warrants are exercisable beginning 30 days after completion of the Business Combination (as defined below), or May 4, 2024, until five years after such date, or May 4, 2029, and each Warrant is exercisable for one Ordinary Share at an exercise price of $11.50 per share. Mr. Zheng is the majority shareholder of the Sponsor and therefore could be deemed to be the beneficial owner of all of the securities of the Issuer held of record by the Sponsor. Mr. Zheng disclaims any beneficial ownership of the reported shares held by the Sponsor other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(2)	Percentage based on 12,066,115 outstanding Ordinary Shares as of April 4, 2024, being the date of the closing of the Business Combination, as defined in Item 3 below.

CUSIP No. M2573A106

1.	Names of reporting persons Keyarch Global Sponsor Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,464,800 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,464,800 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each reporting person 2,464,800 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 20.43%(2)
14.	Type of reporting person (See Instructions) CO

(1)	Represents (i) 2,219,550 Ordinary Shares and (ii) 245,250 Ordinary Shares issuable upon the exercise of the Warrants held by the Sponsor. The Warrants are exercisable beginning 30 days after completion of the Business Combination, or May 4, 2024, until five years after such date, or May 4, 2029, and each Warrant is exercisable for one Ordinary Share at an exercise price of $11.50 per share. Mr. Zheng is the majority shareholder of the Sponsor and therefore could be deemed to be the beneficial owner of all of the shares held of record by the Sponsor. Mr. Zheng, disclaims any beneficial ownership of the reported shares held by the Sponsor other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(2)	Percentage based on 12,066,115 outstanding Ordinary Shares as of April 4, 2024, being the date of the closing of the Business Combination, as defined in Item 3 below.

Item 1.	Security and Issuer

This Schedule 13D (this “Schedule”) relates to the Ordinary Shares of ZOOZ Power Ltd., an Israeli company with an address at 4B Hamelacha St., Lod 7152008, Israel.

Item 2.	Identity and Background

(a)	This Schedule is being filed on behalf of the following reporting persons (each, a “Reporting Person” and, together, the “Reporting Persons”):

Fang Zheng; and Keyarch Global Sponsor Limited.

(b)	The principal business and principal office address of Mr. Zheng is as follows:

c/o, Keywise Capital Management (HK) Limited

Room 3008-10, 30/F, Cosco Tower

183 Queen’s Road Central, Hong Kong

The principal business and principal office address of the Sponsor is as follows:

275 Madison Avenue, 39th Floor

New York, New York 10016

(c)	Mr. Zheng is a director of the Issuer and the majority shareholder of the Sponsor.

(d)	Each of the Reporting Persons has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Each of the Report Persons has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Zheng is a citizen and resident of Hong Kong. The Sponsor is a Cayman Islands exempted company.

Item 3.	Source and Amount of Funds or Other Consideration

All of the Ordinary Shares to which this Schedule relates were acquired by the Reporting Persons pursuant to that certain business combination agreement, dated as of July 30, 2023 (as amended on February 9, 2024, March 8, 2024 and March 15, 2024, the “Business Combination Agreement”), by and among Keyarch Acquisition Corporation, a Cayman Islands exempted company (“Keyarch”), the Issuer, ZOOZ Power Cayman, a Cayman Islands exempted company and direct, wholly owned subsidiary of the Issuer (“Merger Sub”), the Sponsor in the capacity as representative of specified shareholders of Keyarch after the effective time of the Business Combination (as defined below), and, by a joinder agreement, Dan Weintraub in the capacity as representative of the pre-closing shareholders of the Issuer after the effective time of the Business Combination (the “Company Representative”). The transactions contemplated by the Business Combination Agreement (the “Business Combination”) were consummated on April 4, 2024 (the “Closing”).

Pursuant to the Business Combination Agreement, at the effective time of the Business Combination:

(i) each outstanding Class A ordinary share of Keyarch (“Keyarch Class A Share”) was exchanged for one Ordinary Share;

(ii) each outstanding Class B ordinary share of Keyarch (“Keyarch Class B Share”) was exchanged for one Ordinary Share;

(iii) each outstanding public unit of Keyarch (a “Keyarch Public Unit”) automatically separated into its components, and (a) each Keyach Class A Share forming part of the Keyarch Public Unit was exchanged for one Ordinary Share, (b) the one-half (½) of one public warrant of Keyarch forming part of the Keyarch Public Unit was converted into the right to receive one-half (½) of one public Warrant, and (c) each public right of Keyarch forming part of the Keyarch Public Unit was converted into one-tenth (1/10th) of one Ordinary Share, rounded down for each holder to the nearest whole share; and

(iv) each outstanding private unit of Keyarch (a “Keyarch Private Unit”) automatically separated into its components, and (a) each Keyarch Class A Share forming part of the Keyarch Private Unit was exchanged for one Ordinary Share, (b) the one-half (½) of one private warrant of Keyarch forming part of the Keyarch Private Unit was converted into the right to receive one-half (½) of one private Warrant, and (c) each private right of Keyarch forming part of the Keyarch Private Unit was converted into one-tenth (1/10th) of one Ordinary Share, rounded down for each holder to the nearest whole share.

In connection with the Business Combination, Mr. Zheng committed to purchase Keyarch Class A Shares (the “PIPE Shares”), for a purchase price of $10.00 per share, in a private placement conducted by Keyarch simultaneously with the Closing, pursuant to that certain Assignment and Assumption Agreement, dated as of April 1, 2024, by and between Mr. Zheng and an investor (the “Assignor”), and that certain Subscription Agreement, dated as of February 9, 2024, by and among the Issuer, Keyarch and the Assignor (collectively, the “Subscription Agreement”). In connection with the Closing, the PIPE Shares were converted into 150,000 Ordinary Shares.

Item 4.	Purpose of Transaction

The information set forth in Item 3 is hereby incorporated by reference in its entirety. The Reporting Persons acquired the Ordinary Shares reported in this Schedule in connection with the closing of the Business Combination. Such shares are subject to certain lock-up restrictions as further described in Item 6 below.

Mr. Zheng serves as a director of the Issuer. Accordingly, he may have influence over the corporate activities of the Issuer, including activities that may relate to items described in clauses (a) through (j) of Item 4 of Schedule 13D. Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans and/or proposals and to take such actions with respect to his investment in the Issuer, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)

Mr. Zheng is deemed to beneficially own an aggregate of 2,614,800 Ordinary Shares, comprised of (i) 150,000 Ordinary Shares held by Mr. Zheng, (ii) 2,219,550 Ordinary Shares held by the Sponsor and (iii) 245,250 Ordinary Shares issuable upon the exercise of the Warrants held by the Sponsor. The Warrants are exercisable beginning 30 days after completion of the Business Combination, or May 4, 2024, until five years after such date, or May 4, 2029, and each Warrant is exercisable for one Ordinary Share at an exercise price of $11.50 per share.

The Sponsor is deemed to beneficially own an aggregate of 2,464,800 Ordinary Shares, comprised of (i) 2,219,550 Ordinary Shares and (iii) 245,250 Ordinary Shares issuable upon the exercise of the Warrants.

The foregoing represents beneficial ownership of approximately 21.67% by Mr. Zheng and 20.43% by the Sponsor of the outstanding Ordinary Shares based on 12,066,115 outstanding Ordinary Shares as of April 4, 2024.

(b)	Mr. Zheng has the sole power to dispose or direct the disposition of all of the Ordinary Shares that the Reporting Persons beneficially owned as of April 4, 2024.

(c)	Except as described in Item 3, the Reporting Persons have not effected any transactions in the Ordinary Shares of the Issuer in the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information contained in Items 2, 3, 4 and 5 of this Schedule 13D is incorporated by reference herein.

Insider Letter. Pursuant to a letter agreement, dated as of January 22, 2022, the Reporting Persons have agreed not to (1) transfer any Ordinary Shares received with respect to the Founder Shares, except to certain permitted transferees, beginning on the closing date of the Business Combination and continuing until the earlier of (A) the date that is 180 days after the date of the closing of the Business Combination or (B) the date on which the Issuer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Issuer’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property; or (2) transfer any Ordinary Shares or Warrants received with respect to the Keyarch Private Units (including the underlying securities) until 30 days after the closing of the Business Combination.

Subscription Agreement. Pursuant to the Subscription Agreement, the Issuer agreed to register the PIPE Shares and granted customary resale registration rights to Mr. Zheng.

Sponsor Letter Agreement. Keyarch, the Sponsor and the Issuer entered into an agreement, as amended (the “Sponsor Letter Agreement”), pursuant to which the Sponsor agreed to make commercially reasonably efforts to utilize up to 1,120,000 Keyarch Class B Shares to pay any portion of unpaid Keyarch Business Combination expenses or to incentivize investors or otherwise provider support in connection with the Business Combination financing. All 1,120,000 of such shares were placed in escrow (the “Escrowed Shares”) at the closing of the Business Combination and will be released to the Sponsor if, during the earnout period described in the Business Combination Agreement, the Issuer achieves the share price milestones as described in the Sponsor Letter Agreement (including with respect to the percentage of such remaining Escrowed Shares to be released upon the achievement of any targets). Any Escrowed Shares that are not released will be transferred to the Issuer for no consideration at the end of the earnout period, provided, however that at least 50% of the Escrowed Shares placed in escrow will be released to the Sponsor at the end of the earnout period notwithstanding the failure of the Issuer to achieve any earnout milestones.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement.
2	Business Combination Agreement (as amended) dated July 30, 2023, among the Issuer, Keyarch, Merger Sub, the Sponsor and the Company Representative (incorporated herein by reference to Exhibits 2.1 through 2.4 to the Issuer’s Amendment No. 2 to Form F-4/A filed on March 15, 2024).
3	Form of Subscription Agreement, by and among the Issuer, Keyarch, and the subscribers party thereto (incorporated herein by reference to Exhibit 10.20 to the Issuer’s Amendment No. 2 to Form F-4/A filed on March 15, 2024).
4	Letter Agreement, dated as of January 24, 2022, by and among the Issuer, the Sponsor, the other parties thereto and EarlyBirdCapital, Inc. (incorporated by reference to Exhibit 10.1 to Keyarch’s Current Report on Form 8-K filed with the SEC on January 27, 2022).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 11, 2024

	By:	/s/ Fang Zheng
	Name:	Fang Zheng

Date: April 11, 2024	Keyarch Global Sponsor Limited

	By:	/s/ Fang Zheng
	Name:	Fang Zheng
	Title:	Authorized Signatory